CORDEXA HOLDINGS, INC.
                               605-475 Howe Street
                          Vancouver, BC V6C 2B3 Canada
                                 (604) 647-1180



April  14,  2005


BY  EDGAR


Securities  and  Exchange  Commission
Division  of  Corporate  Finance
450  Fifth  Street,  N.W.
Washington,  DC  20549


Attention:  Susann  Reilly

Re:       Cordexa  Holdings,  Inc.
          Registration Statement on Form SB-2 (File No. 333-104363) Request for Withdrawal of Registration Statement on Form SB-2

Ladies  and  Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Cordexa Holdings, Inc. ("Cordexa") hereby requests the consent of the Securities and Exchange Commission (the Commission") to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-104363), together with all exhibits and amendments thereto (collectively, the "Registration Statement").

The Registration Statement was initially filed with the Commission on April 8, 2003 and amended on November 12, 2003, February 11, 2004, August 11, 2004 and February 8, 2005.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission and no Cordexa securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon Cordexa's conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. Further, this Request for Withdrawal is also based upon Cordexa's conclusion that due to the financial difficulties it is having, including its minimal revenues, increasing net losses, growing accumulated deficit and growing shareholder deficit, it is in the best interests of Cordexa Holdings, Inc. that it suspend its efforts relating to the Registration Statement.


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Cordexa  hereby  respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Cordexa also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Cordexa's account for future use.

Please fax a copy of the order to the Registrant's office to the attention of the Chief Executive Officer ("CEO"), Scott Kerr at (604)608-5482.

If you have any questions or comments relating to this request for withdrawal, please contact Scott Kerr, CEO for Cordexa at (604) 647-1180.


Yours  truly,


Cordexa  Holdings,  Inc.


/s/  Scott  Kerr
Scott  Kerr
President  and  CEO


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